Exhibit A(12)



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                                                                   Exhibit A(12)
                                                                   -------------

                 Description of Pruco Life's Issuance, Transfer
                          and Redemption Procedures for
                     Discovery Life Plus Insurance Contracts
                       Pursuant to Rule 6e-3(T)(b)(12)(ii)

                                       and

                       Method of Computing Adjustments in
                          Payments and Cash Values Upon
                            Transfer of Entire amount
                      from Subaccounts to Fixed-Rate Option
                      Pursuant to Rule 6e-3(T)(b)(13)(v)(B)
                    ----------------------------------------

     This document sees forth the administrative procedures that will be followed by Pruco Life Insurance Company ("Pruco Life") in connection with the issuance of its Discovery Life Plus Insurance Contract ("Contract"), the transfer of assets held thereunder, and the redemption by Contract Owners of their interests in said Contracts. The document also explains the method that Pruco Life will follow in making a cash adjustment when the entire amount in the subaccounts is transferred to a fixed-rate option pursuant to Rule 6e-3(T)(b)(13)(v)(B).

     I.   Procedures Relating to Issuance and Purchase of the
          Contracts

          A. Premium Schedules, Face Amounts of Insurance and Underwriting Standards

     Face amounts of insurance for the Contract will not be the same for all Owners, given the same initial premium. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays a premium and has a face amount of insurance commensurate with

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the insured's mortality risk as actuarially determined utilizing factors such as age, sex, health and occupation. A uniform face amount for all insureds, given the same initial premium, would discriminate unfairly in favor of those insureds representing greater risks. However, for a given premium, Contracts issued on insureds of the same age and sex (with the same initial interest guarantee for the fixed-rate option) who are determined to be insurable will have the same face amount of insurance.

     The underwriting standards and premium processing practices followed by Pruco Life are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws. Pruco Life will have only one premium class -- "standard". Proposed insureds will either be found to be an acceptable "standard" risk or will be found to be unacceptable, in which case the risk will be declined.

          B.   Application ant Initial Premium Processing

     Upon receipt of a completed application form from a prospective Owner, Pruco Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. In the majority of cases this will involve both evaluation of the answers to the questions on the application and a medical examination. In other cases, the process may involved other verification procedures, and may require that further information be provided by the proposed insured before a determination can be made. A Contract cannot be issued, i.e., physically

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issued through Pruco Life's computerized issue system, until this underwriting procedure has been completed.

     These processing procedures are designed to provide immediate benefits to every prospective Owner who pays the initial premium at the time the application is submitted, without diluting any benefit payable to any existing Owner. Although a Contract cannot be issued until after the underwriting process has been completed, such a proposed insured will receive immediate insurance coverage for the face amount of the Contract, if he or she proves to be insurable and the Owner has paid the initial premium.

     The Contract Date marks the date on which benefits begin to vary in accordance with the investment performance of the selected subaccounts of the Pruco Life Single Premium Variable Life Account ("Account"). It is also the date as of which the insurance age of the proposed insured is determined. It represents the first day of the Contract year and therefore determines the Contract anniversary and also the Monthly Dates. It also represents the commencement of the suicide and contestable periods for purposes of the Contract.

     If the proposed insured proves to be insurable, the Contract Date will be the date on which the application and initial premium are received by Pruco Life at its Service Office.

          C.   Premium Processing

     The owner will, in certain circumstances, have the option of paying additional premiums, thereby increasing Contract values beyond what they would be if only the initial premium were paid. Additional premiums will be

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permitted if the qualification of the contract as "life insurance", for purposes of the Internal Revenue Code, is not thereby jeopardized and if the payment does not result in an immediate increase in the death benefit payable under the Contract. Premiums are also permitted to cure defaults and to reinstate the Contract after it has lapsed. Whenever a premium after the first is received, unless the Contract is in default past its days of grace, Pruco Life will subtract the applicable state and/or local premium tax. What is left will be invested in the Account on the date received (or, if that is not a business day, on the next business day). There is an exception if the Contract is in default within its days of grace. Then, to the extent necessary to end the default, premiums will be credited as of the date of the default or the Monthly Date after default, and premiums greater than this amount will be credited when received.

          D.   Reinstatement

     The Contract may be reinstated within three years after default (this period will be longer if required by state law) unless the Contract has been surrendered for its cash surrender value. A Contract will be reinstated upon receipt by Pruco Life of a written application for reinstatement, production of evidence of insurability satisfactory to Pruco Life and payment of at least the amount that, after deduction of any state and/or local premium taxes, leaves the balance equal to the sum of: (a) the mortality charges not previously made for the grace period, and (b) the mortality charges for the first two Monthly Dates on or after the date of reinstatement.

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     Pruco Life will treat the amount paid upon reinstatement as a premium. It will deduct the applicable state and/or local premium tax. The contract fund of the reinstated Contract will, immediately upon reinstatement, be equal to this net premium payment, minus the mortality charges not previously made for the grace period, plus the contract debt, plus an amount equal to the contingent deferred sales charge that would be charged were the Contract surrendered immediately after reinstatement. The face amount will be the same as it was at the end of the grace period. The contract debt will be equal to the contract debt at the end of the grace period. The original Contract Date still controls for purposes of calculating any subsequent contingent deferred sales charges.

     The reinstatement will take effect as of the date the required proof of insurability and payment of the reinstatement amount have been received by Pruco Life at its Service Office.

          E.   Repayment of Loan
               -----------------

     A loan made under the Contract may be repaid with an amount equal to the monies borrowed plus interest which accrues daily at a fixed annual rate of 6%.

     When a loan is made, the amount of any loan continues to be a part of the contract fund. However, the amount equal to the amount of the loan is not part of the Account. Instead, interest will be credited as follows:

               1. The part of the loan equal to the first amount borrowed in each contract year up to the excess of the target loan amount over any existing loan will be credited with interest at an annual rate of 5-1/2%. Target loan amount means an amount equal to 10% of the initial premium for each completed contract year.

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               2. The part of the loan not eligible for the 5-1/2% crediting rate will be credited with interest at an annual rate of 4%.

               3. On each contract anniversary, Pruco Life will transfer the part of the loan (up to the target loan amount) not previously eligible for the 5-1/2% crediting rate to the amount eligible for that rate.

     Upon repayment of Contract debt, the payment will be added to the Account and allocated among the subaccounts in proportion to the amounts in each subaccount attributable to the Contract as of the date of repayment.

     II.  Transfer Among Subaccounts

     The Account will have nine subaccounts, each of which is invested in shares of a corresponding portfolio of the Pruco Life Series Fund, Inc. ("Fund"), which is registered under the 1940 Act as an open-end diversified management investment company. The Owner may, up to four times in each contract year, transfer amounts from one subaccount to another or to the fixed-rate option. All or a portion of the amount credited to a subaccount may be transferred, but if only a portion is transferred out of a subaccount, the transfer may not result in less than $300 being held on the day of transfer in either the subaccount from which the transfer is made or the subaccount to which the transfer is made.

     Transfers will take effect on the day a proper written request is received at a Pruco Life Service Office. The request may be in terms of dollars, such as a request to transfer $10,000 from one subaccount to another,

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or may be in terms of a percentage reallocation among subaccounts. In the later case, as with premium reallocations, the percentages must be in whole numbers.

     Transfers from the fixed-rate option to the subaccounts are permitted once each contract year and only during the one-month period beginning on the contract anniversary. The maximum amount which may be transferred out of the fixed-rate option each year is the greater of (a) 25% of the amount in the fixed-rate option, and (b) $2500. Requests received prior to the contract anniversary will be effected on the contract anniversary. Requests received within the one-month period beginning on the contract anniversary will be effected as of the end of the business day on which the request is received.

     III. "Redemption" Procedures: Surrender and Related Transactions

          A.   Surrender for Cash Value

     If the insured party under a Contract is alive, Pruco Life will pay, within seven days, the Contract's net cash value as of the date of receipt at its Service Office of the Contract and a signed request for surrender. The Contract's net cash value (i.e., its cash surrender value) is computed as follows:

               1. If the Contract is not in default: The net cash value or cash surrender value at any time in the first six contract years is the contract fund, minus a surrender charge, minus contract debt. The net cash

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          value on surrender at the end of the 6th contract year or later is the contract fund minus contract debt.

               The amount of the surrender charge depends upon the contract year in which the Contract is surrendered. If the Contract is surrendered in the first year, the surrender charge will be 9% of the contract fund. For each year after the first that the Contract is in effect, the surrender charge as a percent of the contract fund is reduced by 1% until it reaches 4% in the 6th contract year. No surrender charge is imposed on surrenders after the 6th contract year. Also, in no event will the surrender charge ever exceed 9% of the initial premium.

               2. If the Contract is in default during its days of grace, the net cash value on surrender will be equal to zero.

               3. If the Contract is in default beyond its days of grace, the net cash value on surrender will be equal to zero.

               In lieu of the payment of the net cash value in a single sum upon surrender of a Contract, an election may be made by the Owner to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life, a combination of options. An option is available only if the proceeds to be applied are

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$l,OOO or more or would result in periodic payments of at least $20.00. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

B. Death Claims

     Pruco Life will pay a death benefit to the beneficiary within seven days after receipt at its Service Office of due proof of death of the insured, and all other requirements necessary to make payment.1/ The following describes the death benefit if the Contract is not in default past its days of grace. The death benefit is the greater of: (a) the face amount, and (b) the contract fund times the attained age factor that applies. Attachment 1 to this exhibit shows the attained age factors. The death benefit will be adjusted for any contract debt.

     The proceeds payable on death also will include interest (at a rate determined by Pruco Life from time to time) from the date that the death benefit is computed (the date of death) until the date of payment.

     Pruco Life will make payment of the death benefit out of its general account, and will transfer assets from the Account to the general account in an amount equal to the portion of the contract fund in the Account.



---------------
1/ State insurance law impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the Contract regarding suicide ant incontestability. In the event Pruco Life should contest the validity of a death claim, an amount equal to the portion of the Contract's contract fund held in the Account will be withdrawn from the Account and held in Pruco Life's general account.

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     In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixes benefit settlement options described in the Contract or, with the approval of Pruco
Life, a combination of options. The election may be mate by the Owner during the insures's lifetime, or, if no election is in effect at death, by the beneficiary. An option in effect at death may not be changes to another form of benefit after death. An option is available only if the proceeds to be applied are $1,000 or more or would result in periodic payments of at least $20.00. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

          C.   Default and Options on Lapse

     The Contract is in default on any Monthly Date on which the net cash value equals zero. Monthly Dates occur on the Contract Date and in each later month on the same day in the month as the Contract Date. The Contract provides for a 61-day grace period, commencing with the mailing date of the notice of default, in which to remedy the default. The insurance coverage continues in force during the grace period, but if the insured ties during the grace period, any charges due during the grace period are deducted from the amount payable to the beneficiary.

     If the amount needed to bring the Contract out of default is not paid by the end of the grace period, the Contract will end and have no value.

          D.   Loans

     The Contract provides that an Owner, if the Contract is in force, may take out a loan at any time a loan value is available. The owner may

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borrow money on completion of a form satisfactory to Pruco Life. The Contract is the only security for the loan. Disbursement of the amount of the loan will be made within seven days of receipt of the form at Pruco Life's Service Office.
The Account will be debited in the amount of the loan on the day the for is received. The percentage of the loan withdrawn from each subaccount of the Account will be equal to the percentage of the value of the assets relating to the Contract held in such subaccounts to the value of such assets held in the Account. An Owner may borrow up to the Contract's loan value. During the first contract year, the loan value is zero. After the first contract year, the loan value is 90% of the cash value. The loan provisions have previously been described. See pp. 5-6.

     A loan does not affect the amount of any additional premiums which may be paid. When a loan is made, the contract fund is not reduced but the value of the assets relating to the Contract held in the Account is reduced. Accordingly, the daily changes in the net cash value will be different from what they would have been had no loan been taken. Cash values are thus permanently affected by any Contract debt, whether or not repaid.

     On settlement the amount of any Contract debt is subtracted from the insurance proceeds.

     If Contract debt ever becomes equal to or more than what the net cash value would be if there were no Contract debt, all the Contract's benefits will end 61 days after notice is mailed to the Owner and any known assignee, unless repayment of an amount sufficient to end the default is made within that period.

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          E.   When Proceeds are Paid

     In general, Pruco Life will pay any death benefit, cash surrender value, or loan proceeds within seven days after receipt at a Pruco Life Service Office of all the documents required for such a payment. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt. However, Pruco Life may delay payment of the cash surrender value that is in the subaccounts and any portion of the death benefit due under the Contract in excess of the face amount if (1) the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect Pruco Life's contract owners. In those states which require such a provision in the Contract, Pruco Life has the right to postpone paying the amount of any cash surrender value allocable co the fixed-rate option for up to six months. If payment is delayed for more than 30 days, Pruco Life will pay interest at the rate of at least 3% a year.

     IV.  Cash Adjustment Pursuant to
          Rule 6e-3(T)(b)(13)(v)(B)

     At any time during the first 24 months after a Contract is issued, so long as the Contract is not in default, the Owner may transfer the entire amount in the subaccounts to the fixed-rate option. This is funded by Pruco Life's general account, with guaranteed minimum values. No evidence of insurability will be required to make such a transfer. The policy's contract

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fund and death benefit will be the same as before the transfer. The policy will retain the same issue date and risk classification for the insured. It is not necessary that any outstanding Contract debt be repaid.

     At the time of the exchange, Pruco Life will transfer the portion of the original Contract's contract fund held in the Account to the general account.

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